SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-I

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARRIS Group, Inc.

(Name of Subject Company (Issuer))

ARRIS Group, Inc.

(Names of Filing Persons (Offeror))

Certain Outstanding Options to Purchase ARRIS Group, Inc. Common Stock, par value
$.01 per share

(Title of Class of Securities)

04269Q100

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Lawrence A. Margolis
ARRIS GROUP, INC.
11450 Technology Circle
Duluth, Georgia 30097
Telephone: (678) 473-2000

Copy To:
A. Scott Fruechtemeyer, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$13,170,797	$1,066**

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 6,226,306 shares of common stock of ARRIS Group, Inc. will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options as of June 25, 2003 ($13,170,797), w hich is calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(7) SLIDESHOW PRESENTED TO EMPLOYEES

INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I relating to our offer to exchange certain options for shares of restricted stock upon the terms and subject to the conditions in the Offer to Exchange dated June 27, 2003. On July 9, 2003 and July 14, 2003, we sponsored informational WebCast presentations during which we and The Cafaro Group, UBS made presentations relating to the option exchange program. The slides presented during these WebCast presentations are being filed as Exhibit a(7) to this Tender Offer Statement on Schedule TO-I.

Item 12. Exhibits.

     Item 12 is hereby amended and supplemented to add the following exhibit:

          (a)(7) Slideshow presented to employees.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARRIS GROUP, INC.

Date: July 9, 2003	By:	/s/ Lawrence A. Margolis

Lawrence A. Margolis, Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(7)	Slideshow presented to employees.